UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*



                                 VALENTIS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91913E302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                March 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91913E302
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                     Xmark Asset Management, LLC
                     13-3954392
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [ ]
        (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  New York, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned
      by Each Reporting Person With     (5) Sole Voting Power:         944,140**
                                            ------------------------------------
                                        (6) Shared Voting Power:              **
                                            ------------------------------------
                                        (7) Sole Dispositive Power:    944,140**
                                            ------------------------------------
                                        (8) Shared Dispositive Power:         **
                                            ------------------------------------
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        944,140**
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9):  5.4%**
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM. Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of March 21, 2006, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 302,646 common shares, par value $0.001 per share (the "Common Shares"), of Valentis, Inc., a Delaware corporation (the "Company"). As of March 21, 2006, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 302,202 Common Shares of the Company. As of March 21, 2006, Xmark LP and Xmark Ltd also held warrants which entitle Xmark LP and Xmark Ltd to purchase up to 132,996 Common Shares of the Company and 136,464 Common Shares of the Company, respectively, at an exercise price of $3.00 per share. As of March 21, 2006, Xmark LP and Xmark Ltd also held warrants which entitle each of Xmark LP and Xmark Ltd to purchase up to 34,916 Common Shares of the Company at an exercise price of $6.98. The warrants referenced in this paragraph are subject to beneficial ownership limitations that render them unexercisable to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 9.999% of the total number of Common Shares of the Company then issued and outstanding (the "9.999% Issuance Limitations"). XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 944,140 Common Shares of the Company, or 5.4% of the Common Shares of the Company deemed issued and outstanding as of March 21, 2006. Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission by XAM, Opportunity Partners or any other person that it is the beneficial owner of any of the Common Shares of the Company underlying the warrants held by Xmark LP or Xmark Ltd in excess of the 9.999% Issuance Limitations for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. XAM's interest in the securities reported herein is limited to the extent of its pecuniary interest in Xmark LP and Xmark Ltd, if any.

CUSIP No. 91913E302
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                     Xmark Opportunity Partners, LLC
                     20-2052197
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [ ]
        (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned
      by Each Reporting Person With    (5) Sole Voting Power:        1,252,806**
                                           -------------------------------------
                                       (6) Shared Voting Power:             **
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   1,252,806**
                                           -------------------------------------
                                       (8) Shared Dispositive Power:        **
                                           -------------------------------------
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,252,806**
--------------------------------------------------------------------------------
(10)  Check  if  the  Aggregate  Amount in Row  (9) Excludes Certain Shares (See
      Instructions):   X**
--------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9):  7.3%**
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM. Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of March 21, 2006, Xmark Opportunity, L.P., a Delaware limited partnership ("Opportunity LP"), held 333,733 common shares, par value $0.001 per share (the "Common Shares"), of Valentis, Inc., a Delaware corporation (the "Company"). As of March 21, 2006, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 435,073 Common Shares of the Company. As of March 21, 2006, Opportunity LP and Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 45,990 Common Shares of the Company and 54,010 Common Shares of the Company, respectively, at an exercise price of $3.00 per share. As of March 21, 2006, Opportunity LP and

Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 19,894 Common Shares of the Company and 22,006 Common Shares of the Company, respectively, at an exercise price of $6.98 per share. The warrants referenced in this paragraph are subject to beneficial ownership limitations that render them unexercisable while the holder(s) thereof beneficially own(s) more than 4.999% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.999% of the total number of Common Shares of the Company then issued and outstanding (the "4.999% Issuance Limitations"). The 4.999% Issuance Limitations may be waived by the warrant-holder only upon 61 days' prior written notice.

As of March 21, 2006, Opportunity LP and Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 33,600 Common Shares of the Company and 50,400 Common Shares of the Company, respectively, at an exercise price of $3.51 per share. The aforementioned warrants are subject to beneficial ownership limitations that render them unexercisable to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 9.999% of the total number of Common Shares of the Company then issued and outstanding (the "9.999% Issuance Limitations" and, together with the 4.999% Issuance Limitations, the "Issuance Limitations").

As of March 21, 2006, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 400,000 Common Shares of the Company and a warrant to purchase up to 200,000 Common Shares of the Company at an exercise price of $3.00 per share. This warrant is subject to the 4.999% Issuance Limitation. The 4.999% Issuance Limitation may be waived by the warrant-holder only upon 61 days' prior written notice.

Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 1,252,806 Common Shares of the Company, or 7.3% of the Common Shares of the Company deemed issued and outstanding as of March 21, 2006. Neither the filing of this Amendment No. 1 to
Schedule 13G nor any of its contents shall be deemed to constitute an admission by XAM, Opportunity Partners or any other person that it is the beneficial owner of any of the Common Shares of the Company underlying the warrants held by Opportunity LP, Opportunity Ltd or JV Partners in excess of the Issuance
Limitations for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Opportunity Partner's interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

THIS AMENDMENT NO. 1 TO SCHEDULE 13G IS BEING FILED JOINTLY BY XMARK ASSET MANAGEMENT, LLC, A NEW YORK LIMITED LIABILITY COMPANY ("XAM"), AND XMARK OPPORTUNITY PARTNERS, LLC, A DELAWARE LIMITED LIABILITY COMPANY ("OPPORTUNITY PARTNERS" AND, TOGETHER WITH XAM, THE "REPORTING PERSONS"), PURSUANT TO RULE 13d-1(k) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE SCHEDULE 13G OF XAM FILED ON JULY 1, 2004. THIS STATEMENT CONSTITUTES THE INITIAL FILING ON SCHEDULE 13G OF OPPORTUNITY PARTNERS. NEITHER THE FILING OF THIS SCHEDULE 13G, AS AMENDED, NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY THE REPORTING PERSONS OR ANY OTHER PERSON THAT IT IS THE BENEFICIAL OWNER OF THE SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY ANY OTHER PERSON (INCLUDING THE OTHER REPORTING PERSON) FOR PURPOSES OF SECTION 13(d) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.



Item 1(a).  Name Of Issuer:  Valentis, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            863A Mitten Road
            Burlingame, California  94010


Item 2(a).  Name of Person Filing:

            Xmark Asset Management, LLC
            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Xmark Asset Management, LLC
            301 Tresser Boulevard
            Suite 1320
            Stamford, CT  06901

            Xmark Opportunity Partners, LLC
            301 Tresser Boulevard
            Suite 1320
            Stamford, CT  06901

Item 2(c).  Citizenship:

            Xmark Asset Management, LLC is a New York limited liability company.

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d). Title of Class of Securities: Common Shares, par value $0.001 per share

Item 2(e).  CUSIP No.:  91913E302

Item  3.  If This Statement  Is  Filed  Pursuant  to   Section 240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the Person Filing is a:

          Not Applicable.

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of March 21, 2006):

              1.  Xmark Asset Management, LLC                         944,140**


-------------------------
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM. Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of March 21, 2006, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 302,646 common shares, par value $0.001 per share (the "Common Shares"), of Valentis, Inc., a Delaware corporation (the "Company"). As of March 21, 2006, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 302,202 Common Shares of the Company. As of March 21, 2006, Xmark LP and Xmark Ltd also held warrants which entitle Xmark LP and Xmark Ltd to purchase up to 132,996 Common Shares of the Company and 136,464 Common Shares of the Company, respectively, at an exercise price of $3.00 per share. As of March 21, 2006, Xmark LP and Xmark Ltd also held warrants which entitle each of Xmark LP and Xmark Ltd to purchase up to 34,916 Common Shares of the Company at an exercise price of $6.98. The warrants referenced in this paragraph are subject to beneficial ownership limitations that render them unexercisable to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 9.999% of the total number of Common Shares of the Company then issued and outstanding (the "9.999% Issuance Limitations"). XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As of March 21, 2006, Xmark Opportunity, L.P., a Delaware limited partnership ("Opportunity LP"), held 333,733 Common Shares of the Company. As of March 21, 2006, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 435,073 Common Shares of the Company. As of March 21, 2006, Opportunity LP and Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 45,990 Common Shares of the Company and 54,010 Common Shares of the Company, respectively, at an exercise price of $3.00 per share. As of March 21, 2006, Opportunity LP and Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 19,894 Common Shares of the Company and 22,006 Common Shares of the Company, respectively, at an exercise price of $6.98 per share. The warrants referenced in this paragraph are subject to beneficial ownership limitations that render them unexercisable while the holder(s) thereof beneficially own(s) more than 4.999% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.999% of the total number of Common Shares of the Company then issued and outstanding (the "4.999% Issuance Limitations"). The 4.999% Issuance Limitations may be waived by the warrant-holder only upon 61 days' prior written notice.

As of March 21, 2006, Opportunity LP and Opportunity Ltd also held warrants which entitle Opportunity LP and Opportunity Ltd to purchase up to 33,600 Common Shares of the Company and 50,400 Common Shares of the Company, respectively, at an exercise price of $3.51 per share. The aforementioned warrants are subject to beneficial ownership limitations that render them unexercisable to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 9.999% of the total number of Common Shares of the Company then issued and outstanding (the "9.999% Issuance Limitations" and, together with the 4.999% Issuance Limitations, the "Issuance Limitations").

              2.  Xmark Opportunity Partners, LLC                   1,252,806**

         (b)  Percent of Class (as of March 21, 2006):

              1.  Xmark Asset Management, LLC                            5.4%**

              2.  Xmark Opportunity Partners, LLC                        7.3%**

         (c)  Number of Shares as to which the person has:

              Xmark Asset Management, LLC:

                (i)  sole power to vote or to direct the vote         944,140**

               (ii)  shared power to vote or to direct the vote              **

              (iii)  sole power to dispose or to direct the
                     disposition of                                   944,140**

               (iv)  shared power to dispose or to direct the
                     disposition of                                          **

              Xmark Opportunity Partners, LLC:

                (i)  sole power to vote or to direct the vote       1,252,806**

               (ii)  shared power to vote or to direct the vote              **


-------------------------
As of March 21, 2006, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 400,000 Common Shares of the Company and a warrant to purchase up to 200,000 Common Shares of the Company at an exercise price of $3.00 per share. This warrant is subject to the 4.999% Issuance Limitation. The 4.999% Issuance Limitation may be waived by the warrant-holder only upon 61 days' prior written notice.

Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

Based on the most recent Company filings, as of March 21, 2006, there were 17,049,505 Common Shares of the Company issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 944,140 Common Shares of the Company, or 5.4% of the Common Shares of the Company deemed issued and outstanding as of March 21, 2006, and Opportunity Partners is deemed to beneficially own 1,252,806 Common Shares of the Company, or 7.3% of the Common Shares of the Company deemed issued and outstanding as of March 21, 2006. Neither the filing of this Amendment No. 1 to
Schedule 13G nor any of its contents shall be deemed to constitute an admission by XAM, Opportunity Partners or any other person that it is the beneficial owner of any of the Common Shares of the Company underlying the warrants held by Xmark LP, Xmark Ltd, Opportunity LP, Opportunity Ltd or JV Partners in excess of the Issuance Limitations for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. XAM's interest in the securities reported herein is limited to the extent of its pecuniary interest in Xmark LP and Xmark Ltd, if any, and Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

              (iii)  sole power to dispose or to direct the
                     disposition of                                 1,252,806**

               (iv)  shared power to dispose or to direct the
                     disposition of                                          **



Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 12, 2006                        XMARK ASSET MANAGEMENT, LLC


                                              By:  /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer


Dated:  April 12, 2006                        XMARK OPPORTUNITY PARTNERS, LLC


                                              By:  /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    Exhibit A
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------


         The undersigned agree that this Amendment No. 1 to Schedule 13G relating to te common shares of Valentis, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).




Dated:  April 12, 2006                        XMARK ASSET MANAGEMENT, LLC


                                              By:  /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer


Dated:  April 12, 2006                        XMARK OPPORTUNITY PARTNERS, LLC


                                              By:  /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer